INTEGRATED ENERGY SOLUTIONS, INC.

480 FOREST AVENUE, SUITE 1
LOCUST VALLEY, NY 11560

October 27, 2014

VIA ELECTRONIC MAIL

Brigette Lippmann

Senior Counsel

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:
Integrated Energy Solutions, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 10, 2014

Dear Ms. Lippmann,

By letter dated October 23, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Integrated Energy Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C ( “Schedule 14C”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.

We note your disclosure in your periodic report on Form 10-K filed April 25, 2014 that you have securities registered under Section 12(g) of the Securities Exchange Act 1934; however, you do not appear to have filed a Securities Exchange Act registration statement. Please advise how you determined you have securities so registered or are otherwise required to be registered.

RESPONSE: Integrated Energy Solutions, Inc. is a “voluntary filer” with the U.S. Securities and Exchange Commission. Accordingly, the Company will insert the following language in the Schedule 14C, preceding “Introduction:”

The Company is not required to file Current and Periodic Reports with the U.S. Securities and Exchange Commission. Furthermore, the Company is not subject to the going private rules and certain tender offer regulations, and the beneficial holders of the Company’s securities do not need to report on acquisitions or depositions of the Company’s securities or their plans regarding their influence and control over the Company. Therefore the Company’s status as a voluntary filer reduces investors’ rights to access significant information regarding the Company and its controlling shareholders. The Company’s voluntary filer status may lead to its removal from the over-the-counter bulletin board, as Rule 6530 of the Financial Industry Regulatory Authority provides that issuers must be required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 in order to remain listed.

Furthermore, the Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ernest Remo

Ernest Remo

Chief Executive Officer